John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

November 14, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Baiya International Group Inc.
Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Baiya International Group Inc. (the “Company”), we are submitting a draft registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (“SEC”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company hereby confirms that it is an “emerging growth company” as defined in the JOBS Act as of the date of the submission of the Registration Statement and that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred. The Registration Statement submitted herewith relates to the initial public offering of the Company’s ordinary shares.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at john.yung@lewisbrisbois.com (916) 646-8288 or Daniel Eng at daniel.eng@lewisbrisbois.com (415) 262-8508.

Very Truly Yours,

/s/ John Yung

John Yung of
LEWIS BRISBOIS BISGAARD & SMITH LLP
JPY:dh

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